UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 4

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOSSIL, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2018505
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2280 N. Greenville Avenue, Richardson, Texas	75082
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, $0.01 par value	NASDAQ Global Select Market

 If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

 If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

 Securities Act registration statement file number to which this form relates: Not applicable

 Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

Fossil, Inc. (the “Company”) filed its initial registration statement on Form 8-A on February 12, 1992, registering its common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934.  The Company is filing this Amendment No. 4 to Form 8-A in order to update and amend and restate in its entirety the description of its capital stock.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the Company’s capital stock is a summary of the material terms of the capital stock and does not purport to be a complete legal description of the securities or the applicable statutory or common law.  This description is qualified in its entirety by the applicable provisions of law and reference to (i) the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”), which is incorporated herein by this reference, and (ii) the Second Amended and Restated Bylaws of the Company (the “Bylaws”), which are incorporated herein by this reference. A specimen of a certificate of Common Stock is also incorporated herein by this reference.

Authorized Capital Stock

The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.  Cumulative voting of shares of Common Stock is prohibited.  The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding.  In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock.  The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock.  All of the outstanding shares of Common Stock are fully paid and nonassessable.  The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the board of directors may designate in the future.

Preferred Stock

The board of directors, without further action by the stockholders, is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.  The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

Certain Anti-Takeover Matters

Certificate of Incorporation

Issuance of Common or Preferred Stock. As indicated above, the Certificate of Incorporation gives the board of directors the authority, without further action by the stockholders, to issue from time to time Preferred Stock in one or more series and to fix the number of shares, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions on the Preferred Stock. The issuance of, or the right to issue, Preferred Stock could have anti-takeover effects.

Any issuance of Common Stock or Preferred Stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control. Shares of voting or convertible Preferred Stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price. Moreover, the issuance of additional shares of Common Stock or Preferred Stock to persons friendly to the board of directors could make it more difficult to remove incumbent management and directors from office even if such change were to be favorable to stockholders generally.

Classified Board.  The Certificate of Incorporation provides for the board of directors to be divided into three classes serving staggered terms.  Approximately one-third of the board of directors will be elected each year.  The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiring party obtains the controlling stock interest.  The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.  The Bylaws also provides that directors may be removed only with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Bylaws

Advance Notice.  The Company’s Bylaws establish advance notice procedures with regard to stockholder nominations of directors and stockholder proposals relating to the removal of directors and amendments to the Certificate of Incorporation or Bylaws, to be brought before meetings of stockholders of the Company.  These procedures provide that notice of such stockholder nominations or proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken.  The notice must contain certain information specified in the Bylaws.  To be timely in connection with an annual meeting, the notice must be received between 90 and 180 days prior to the date on which the immediately preceding year’s annual meeting of stockholders was held.  If the date of the annual meeting is changed by more than 30 days from such anniversary date, such written notice must be received not later than the close of business on the seventh day following the earlier of (i) the date on which notice of the date of the annual meeting was first mailed by or on behalf of the Company or (ii) the date public disclosure of the date of the annual meeting was first made by or on behalf of the Company.  To be timely in connection with a special meeting, the notice must be received between 40 and 60 days prior to the date of such meeting.  If less than 50 days’ notice or prior public disclosure of the date of the special meeting is given, such notice must be received not later than the close of business on the seventh day following the earlier of (i) the date on which notice of the date of the special meeting was first mailed by or on behalf of the Company or (ii) the date public disclosure of the date of the special meeting was first made by or on behalf of the Company. An adjournment or postponement of an annual or special meeting does not commence a new time period for the giving of notice.

With respect to stockholder nominations of directors and stockholder proposals relating to the removal of directors and amendments to the Certificate of Incorporation or Bylaws, in addition to complying with the procedures set forth in the Bylaws, a stockholder who wishes to include such business in a proxy statement prepared by the Company must also comply with Rule 14a-8 under the Exchange Act, as the same exists or may hereafter be amended or any other applicable laws as presently or hereafter in effect.

Bylaw Amendments.  The Company’s Bylaws require that any action taken by the stockholders to amend, alter or repeal the Bylaws be approved by the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company voting together as a single class.

Special Meetings of Stockholders.  Special meetings of stockholders may be called only by the Chairman of the Board, the President, at the request in writing of a majority of the Board of Directors or on the written request of holders of at least 50% of the total number of shares of capital stock of the Corporation issued and outstanding and entitled to vote.

Delaware General Corporation Law.

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”).  In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.  Section 203 defines a “business combination” to include certain mergers, consolidation, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an “interested stockholder.”  In addition, Section 203 defines an “interested stockholder” to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

Limitation of Liability

Delaware General Corporation Law

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 of the DGCL (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even if such directors do not constitute a quorum of the board of directors, (2) by a committee of such directors designated by a majority vote of such directors, even if such directors do not constitute a quorum of the board of directors, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former director or officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Certificate of Incorporation

The Certificate of Incorporation provides that none of the directors of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect of certain unlawful dividend payments or stock purchases or redemptions. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, the liability of the directors of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Further, any repeal or modification of the provision of the Certificate of Incorporation, as amended, described herein by the stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of the directors existing at the time of such repeal or modification.

Bylaws

The Bylaws provide that each person who was or is made a party or is threatened to be made a witness in or party to any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the Company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent authorized by the DGCL, as in effect or as it may be amended from time to time, against all expense, liability and loss (including without limitation, all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating or being or preparing to be a witness in a proceeding) reasonably incurred by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators. The Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Mellon Investor Services LLC.

Item 2.    Exhibits.

Exhibit
Number	Description

3.1	Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 10-K for the year ended January 1, 2005).

3.2

Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Report on Form 10-K for the year ended January 1, 2005).

3.3	Second Amended and Restated Bylaws of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 8-K filed on September 4, 2008).

3.4	Specimen Common Stock Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FOSSIL, INC.

Date: January 26, 2009	By:	/s/ Mike L. Kovar
		Name:	Mike L. Kovar
		Title:	Executive Vice President and
Chief Financial Officer